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                                                                      [INTEROIL
                                                                          LOGO]


          NATIONAL INSTRUMENT 51-102 CONTINUOUS DISCLOSURE OBLIGATIONS
                            REPORT OF VOTING RESULTS


                              INTEROIL CORPORATION
                               (THE "CORPORATION")


MEETING: Annual and Special Meeting of Shareholders

DATE: June 28, 2005

MANNER OF VOTING: All votes by show of hands.


1.       Election of directors of the Corporation.

                                           VOTES FOR                  VOTES WITHHELD
                                          ----------                  --------------
         Gaylen Byker                     20,085,119                       15,680
         G. Michael Folie                 20,087,119                       13,680
         Roger Grundy                     18,488,648                    1,612,151
         Phil E. Mulacek                  20,072,913                       27,886
         Edward Speal                     20,087,294                       13,505
         Christian Vinson                 20,074,351                       26,448

         OUTCOME OF VOTE - All nominated directors elected.

2. The appointment of PricewaterhouseCoopers as auditors, effective from June 6, 2005 and authorization for the directors to fix their remuneration.

                                           VOTES FOR                  VOTES WITHHELD
                                          ----------                  --------------
                                          20,056,698                        7,717

         OUTCOME OF VOTE - PricewaterhouseCoopers appointed as auditors.


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                                      - 2 -


3. Approving the issue of options to Christian M. Vinson, director of the Corporation.

                                           VOTES FOR                  VOTES WITHHELD
                                          ----------                  --------------
                                           4,359,575                      607,940

         OUTCOME OF VOTE - Option issuance approved.

4. Approving the issue of options to Roger N. Grundy, director of the Corporation.

                                           VOTES FOR                  VOTES WITHHELD
                                          ----------                  --------------
                                           4,357,075                      611,120

         OUTCOME OF VOTE - Option issuance approved.

5. Approving the issue of options to Gaylen J. Byker, director of the Corporation.

                                           VOTES FOR                  VOTES WITHHELD
                                          ----------                  --------------
                                           4,356,625                      612,620

         OUTCOME OF VOTE - Option issuance approved.

6. Approving the issue of options to G. Michael Folie, director of the Corporation.

                                           VOTES FOR                  VOTES WITHHELD
                                          ----------                  --------------
                                           4,356,369                      613,846

         OUTCOME OF VOTE - Option issuance approved.

7. Approving the issue of options to Edward Speal, director of the Corporation.

                                           VOTES FOR                  VOTES WITHHELD
                                          ----------                  --------------
                                           4,357,314                      611,301

         OUTCOME OF VOTE - Option issuance approved.


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                                     - 3 -


8. Approving the issue of options to Phil E. Mulacek, director of the Corporation.

                                           VOTES FOR                  VOTES WITHHELD
                                          ----------                  --------------
                                           4,358,495                      609,820

         OUTCOME OF VOTE - Option issuance approved.


(signed) Tom S. Donovan

Chief Financial Officer